Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)
The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income before income taxes	$1,601.0	$1,693.4	$1,936.5	$1,721.9	$1,437.5
Add back:
Share of loss on equity investees (2)	6.4	5.5	5.9	7.2	7.2
Amortization of capitalized interest	0.2	0.2	0.2	0.1	—
Distributed income from equity investees	68.5	14.9	—	—	—
Subtract:
Share of gains on equity investees (2)	(76.9)	(36.2)	(1.6)	(0.8)	—
Capitalized interest	—	(0.6)	(1.0)	(0.3)	(1.4)
Earnings Before Income Taxes	1,599.2	1,677.2	1,940.0	1,728.1	1,443.3

Plus:
Interest expense	151.4	132.7	117.9	140.6	135.3
Interest expense within rent	13.9	11.7	11.2	10.5	10.2
Adjusted Earnings	$1,764.5	$1,821.6	$2,069.1	$1,879.2	$1,588.8

Fixed Charges	$165.3	$144.4	$129.1	$151.1	$145.5

Ratio of Earnings to Fixed Charges	10.67	12.62	16.02	12.44	10.92
(1)     The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and an estimate of interest within rental expense.
(2)    Represents CME Group's interest in various entities, which is recognized using the equity method of accounting.